Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF ISSUER

Cream Minerals Ltd. (the “Issuer”) Suite 1400 – 570 Granville Street Vancouver, British

Columbia V6C 3P1

ITEM 2. DATE OF MATERIAL CHANGE

December 22, 2010

ITEM 3. NEWS RELEASE

Issued December 22, 2010 and distributed through the facilities of Marketwire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer announced that is has closed the previously announced bought deal private placement offering with PowerOne Capital Markets Limited for gross proceeds of a $6,000,000.  A new director has been appointed to the Issuer’s board of directors.

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer is pleased to announce that it has closed the previously announced bought deal private placement of units.  PowerOne Capital Markets Limited was sole underwriter of the offering.  An aggregate  of 37,500,000  units (the “Units”)  were sold at $0.16 per Unit for aggregate  gross proceeds to the Issuer of $6,000,000.

Each Unit consists of one common share of the Issuer (a “Common Share”) and one common share purchase warrant of Cream (a “Warrant”).  Each Warrant entitles the holder thereof to acquire one Common Share of the Issuer at an exercise price of $0.24 per Common Share until December 21, 2012, provided that if after four months and one day following the Closing Date, the Common Shares of the Issuer close on the TSX Venture Exchange at a price in excess of

$0.60 per Common Share for 20 consecutive days, the Issuer will be able to accele rate the expiry of the Warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the Warrants.

The net proceeds  from the Offering  will be used by the Issuer for exploration  of its natural resource properties and general and administrative expenditures.

The Issuer  is pleased  to announce  the appointment  of Mr. Gerry  Feldman  to the Board  of Directors of Cream.  Mr. Feldman is a Chartered Accountant and Vice President of Corporate Development and Chief Financial Officer of Pinetree Capital Inc. and has extensive experience as an advisor to public companies.

Securities issued in the Offering are subject to a four month hold period in Canada expiring on April 22, 2010.

ITEM 5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael E. O'Connor Telephone: (604) 687- 4622

ITEM 9. DATE OF REPORT

December 22, 2010